File No 82-3498

Lend Lease
CORPORATION

5 August 2002

02049168

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 2 2002
WASH. D.C. 180

SUPPL

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
5 August 2002	Announcement to Australian Stock Exchange Lend Lease Global Properties SICAF Acquires Akeler Holdings SA

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dw 8/21

Lend Lease
CORPORATION

5 August 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE GLOBAL PROPERTIES SICAF ACQUIRES AKELER HOLDINGS SA

Lend Lease Corporation Limited today announced that Lend Lease Global Properties, SICAF, a Luxembourg-based opportunistic real estate investment company, has acquired Akeler Holdings S.A., a private real estate investment and development company, from Security Capital European Realty SICAF for £294 million.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch

Lend Lease
CORPORATION

MEDIA STATEMENT 5 AUGUST 2002

LEND LEASE GLOBAL PROPERTIES SICAF ACQUIRES EUROPEAN REAL ESTATE INVESTMENT AND DEVELOPMENT COMPANY

Luxembourg - Lend Lease Global Properties SICAF ("Lend Lease Global Properties"), the Luxembourg-based opportunistic real estate investment company advised by Lend Lease Global Real Estate Advisors SA, an affiliate of Lend Lease Real Estate Investments, has acquired Akeler Holdings SA ("Akeler"), a real estate investment and development company, from Security Capital European Realty SICAF ("SCER") for £294 million.

Akeler is a property investment and development company with a strong track record in the office and business park sector in the UK and a growing presence in Europe. Akeler's portfolio consists of 13 assets totalling 117,000 square metres (1.262 million square feet) and a development pipeline of a further 268,000 square metres (2.885 million square feet).

The majority of its underlying assets are in the UK, with a concentration in the Thames Valley, Leeds and Glasgow. The company is also active in Portugal and Germany.

Lend Lease Global Properties' Chairman James Quille said, "Akeler is an excellent acquisition for Lend Lease Global Properties. The quality of Akeler's platform, portfolio and management make this an exciting opportunity for Lend Lease Global Properties' opportunistic investment style.

"The acquisition contributes to Lend Lease Global Properties' European strategy in three ways," said Mr Quille.

"Firstly, it provides an experienced management team and platform that is motivated and incentivised to execute on the mutually agreed business plan. Secondly, the existing assets are all of prime, institutional grade quality that rarely come to the market. These core assets are enhanced by a development pipeline in excellent, sought after locations which are positioned to capitalise on a market recovery over the next three to four years. Finally, the markets in which Akeler operates are those identified by our research as having the strongest forecast capital growth in Europe.

Mr Quille continued, "We support Akeler's existing management team in continuing to grow the company through appropriate execution of the development pipeline and leveraging their successful track-record through joint ventures with other property owners and investors."

Trevor Silver, Chief Executive of Akeler said, "The acquisition by Lend Lease Global Properties allows Akeler to enter its next phase. Lend Lease Global Properties not only brings the capital and global perspective of its team, but also the knowledge and expertise of the entire Lend Lease organisation which we see as supportive and synergistic.

"Akeler's strategy, based on its experience in the UK, Portugal and Germany, is to grow its portfolio across Europe on a tenant demand driven basis, trading on its existing brand and reputation.

Mr Silver continued, "The strategy will be executed both through the development of speculative office schemes when market conditions allow, and growing our pre-let or 'build to suit' business."

In the UK, Akeler will continue to acquire or seek options on key sites for speculative or pre-let development as the market and their tenant contacts dictate.

Mr Quille said, "The UK office investment market is currently mis-priced, trading at a discount due to a current oversupply of office space created by the general economic conditions.

"Unlike previous cycles this discount has not been created by excessive speculative development. We are of the opinion that the Thames Valley office market will quickly recover with improving economic conditions given the current lack of new office developments underway," Mr Quille said.

Four of Akeler's principal assets are located in the Thames Valley market.

In Portugal, Akeler is completing the last phases of its Quinta da Fonte Business Park, Lisbon. The majority of the previous phases have been sold to foreign institutions. Akeler has retained the management of the entire park. The company also owns two development sites in Frankfurt and Munich, Germany.

Lend Lease Global Properties is expected to complete its investment phase this year. The Fund currently has real estate investments in the UK, Germany, Spain, Hong Kong, Japan, and Korea. Following the Akeler acquisition, Lend Lease Global Properties' gross assets total US$950 million.

END

MEDIA ENQUIRIES:

Mary Beth Lally
Lend Lease Corporation
02 9236 6883

Roger Burrows
Lend Lease Corporation
02 9236 6116